SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CORPORATE TAXPAYER’S ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431-1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND TWENTY-SIXTH

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, in the city of Curitiba, state of Paraná. 2. DATE AND TIME: October 24, 2014 – 10:30 a.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.   Approval  of the prepayment of dividends and interest on equity, replacing dividends, for fiscal year 2014, totaling R$380,769,731.75, equivalent to 50% of adjusted net income for the first half of the year, with payment beginning on November 21, 2014, to shareholders of record on November 6, 2014, pursuant to Law 9249/95, whose amount will be offset when the annual dividends of said year are defined, as follows: a) Dividends in the gross amount of R$350,769,731.75, to be distributed as follows: i) R$1.22416 per common share (ON); ii) R$1.34678 per class “A” preferred share (PNA); and iii) R$1.34678 per class “B” preferred share (PNB); and b) Interest on equity replacing dividends, in the gross amount of R$30,000,000.00, to be distributed as follows: i) R$0.10469 per common share (ON); ii) R$0.11519 per class “A” preferred share (PNA); and iii) R$0.11519 per class “B” preferred share (PNB). The amounts distributed will be ratified by the Shareholders’ Meeting that analyzes the Management Report, Balance Sheet and other Financial Statements referring to fiscal year 2014; and c) shares will be traded ex-dividends and ex-IOE as of November 7, 2014, inclusive.

5. ATTENDANCE: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER –Executive Secretary; CARLOS HOMERO GIACOMINI, JOSÉ RICHA FILHO, LUIZ EDUARDO DA VEIGA SEBASTIANI; NATALINO DAS NEVES, MAURICIO BORGES LEMOS and NEY AMILTON CALDAS FERREIRA.

The full Minutes of Copel’s 126th Extraordinary Board of Director’s Meeting were drawn up in the Company’s Book no. 06, registered with the Paraná State Trade Registry under no. 05/095391-5 on August 8, 2005.

LINDOLFO ZIMMER

Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 24, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.